Terex Corporation
Conflict Minerals Report
For Calendar Year Ended December 31, 2015

Section 1: Introduction and Company Overview

This report of Terex Corporation (the “Company” or “we”) for the year ended December 31, 2015 is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (“Rule”). The Rule was adopted by the Securities and Exchange Commission (“SEC”) to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (“Dodd-Frank Act”). Conflict minerals are defined by the SEC as columbite-tantalite (coltan), cassiterite, gold, wolframite, or their derivatives, which are limited to tantalum, tin, tungsten and gold (“3TG”) for the purposes of this assessment. These requirements apply to registrants whatever the geographic origin of the conflict minerals and whether or not they fund armed conflict.

We are a lifting and material handling solutions company. We operate a diverse portfolio of specialized machinery manufacturing businesses that serve numerous end-use applications in several geographic markets. We design, manufacture, sell and service aerial work platform equipment, cranes, material handling equipment, port equipment, materials processing equipment and construction equipment.

Section 2: Design of Due Diligence Framework

We designed our due diligence measures to be in conformity, in all material respects, with the five step framework contained in the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, Second Edition, and the supplements on 3TG.

Section 3: Due Diligence Measures Performed

Our conflict minerals due diligence process included: the development of a conflict minerals policy, establishment of governance structures with cross functional team members and senior executives, communication to, and engagement of, suppliers and supply chain surveying.

1.    Establish Strong Management Systems

We have in place a management system for complying with the applicable rules. Our management system includes a Conflict Minerals Steering Committee led by our Senior Vice President, General Counsel and Senior Vice President, Chief Financial Officer, and a team of subject matter experts from relevant functions such as, supply chain, legal, information technology, audit and accounting. The team of subject matter experts is responsible for implementing our conflict minerals compliance strategy and is led by our Supply Management and Conflict Minerals Manager. Senior management has been briefed about the results of our compliance efforts on a regular basis. We have periodically reported to the Audit Committee of the Board of Directors with respect to our due diligence process and compliance obligations.

Conflict Minerals Policy

The Company developed and published the following Conflict Minerals Policy on its website at www.terex.com under “About” - “Corporate Responsibility & Sustainability” - “Business Practices”:

Background

In 2010, Congress passed the Dodd-Frank Wall Street Reform and Consumer Protection Act (Dodd-Frank) requiring the Securities and Exchange Commission (SEC) to issue rules specifically relating to the use of “Conflict Minerals” within manufactured products. Conflict Minerals are defined by the U.S. State Department as tin, tantalum, tungsten and gold (also known as the 3TGs) and related derivatives originating from the Democratic Republic of the Congo (DRC) and adjoining countries (collectively, DRC Region). The SEC rules require all SEC registrants whose commercial products contain any 3TGs to determine whether the minerals originated from the DRC Region, and, if so, are they conflict free. By enacting this provision, Congress intends to further the humanitarian goal of ending the extremely violent conflict in the DRC Region, which has been partially financed by the exploitation and trade of Conflict Minerals originating in the DRC Region.

Commitment

Terex is committed to ethical practices and compliance with applicable laws and regulations wherever it does business. Terex is guided by its core beliefs and values as stated in Terex’s Code of Ethics and Conduct. Terex believes that its commitment to integrity and citizenship extends to its worldwide supply base. As a result, Terex has designed its conflict minerals reporting efforts to align and comply with Dodd-Frank’s conflict minerals reporting rules.

Expectations of Suppliers

Terex expects its suppliers to partner with it to comply with Dodd-Frank’s conflict minerals reporting rules. Terex expects its suppliers to:

(i) Complete Terex’s Conflict Minerals survey, identifying 3TG product they sell to Terex and the smelter that provided the original 3TG material (Terex’s direct suppliers may have to require successive upstream suppliers to complete Terex’s Conflict Minerals survey until the smelter is identified);

(ii) agree to cooperate with Terex in connection with any due diligence that Terex chooses to perform with respect to its country of origin inquiries; and

(iii) when Terex deems it necessary, provide reasonable proof of the due diligence performed by the supplier to support the country of origin certification provided by the supplier to Terex.

Grievance Procedure

We have longstanding grievance mechanisms whereby team members, suppliers, shareholders and others can report violations of the Company’s policies through the Terex Helpline. In 2013, we added a category submission topic for conflict minerals in the Terex Helpline.

2.    Identify and Assess Risk in the Supply Chain

We previously determined that certain of our products are likely to contain 3TG. We completed an analysis of our global supply base, including an initial filter based on probability of having 3TG content and a segmentation based on expenditure.

We are part of a complex supply chain, with several layers of companies between the Company and the smelters and refiners that may process 3TG that may ultimately be used in our products. We do not have a direct business relationship with any smelters or refiners that process 3TG. As a result, we must rely on our direct suppliers to provide information on the origin of any 3TG contained in components and materials supplied to us – including sources of 3TG that are supplied to them from lower tier suppliers. Due to the depth of the supply chain, the Company is far removed from the sources of ore from which these minerals are produced and the smelters/refiners that process those ores. The efforts undertaken to identify the countries of origin of those ores reflect our circumstances and position in the supply chain. The amount of information available globally on the traceability and sourcing of these ores is limited at this time. We do not believe this situation is unique to the Company.

Agreements with our suppliers are frequently in force for multiple years and we cannot unilaterally impose new contract terms and flow-down requirements. As we enter into new agreements, we are including a clause to require suppliers to provide information about the source of 3TG in the products supplied to the Company.

To aid in our due diligence efforts in 2015, we engaged a third party subject matter expert (the “SME”) to assist with surveying our supply base. In conjunction with the SME, supplier training materials were created and translated from English into German, French, Italian and Mandarin and provided to our in-scope suppliers. In addition, the SME hosted two supplier training webinars for our in-scope suppliers.

3.    Design and Implement a Strategy to Respond to Identified Risks

We stated previously that we believed it was not practicable for us to conduct a survey of all our suppliers and we thought a reasonable approach was to conduct a survey of the suppliers who represented approximately 50% of our direct material expenditures in 2013, with plans in place to increase the survey field over time. We increased our survey to cover approximately 80% of our direct material expenditures in 2014 and further increased it to approximately 87% in 2015. We surveyed companies’ approaches in our industry as well as others and concluded that this risk and expenditure based approach was consistent with how many peer companies were approaching the conflict minerals due diligence process.

We conducted a survey of those suppliers described above using the template developed by the Conflict Free Sourcing Initiative (“CFSI”) known as the Conflict Minerals Reporting Template (the “CMRT”). The CMRT was developed to facilitate disclosure and communication of information regarding smelters that provide material to a company’s supply chain. It includes questions regarding a company’s conflict-free policy, engagement with its direct suppliers, and a listing of the smelters the company and its suppliers use. In addition, the CMRT contains questions about the origin of conflict minerals included in their products, as well as supplier due diligence. Written instructions and recorded training illustrating the use of the tool is available on CFSI’s website. The CMRT is being used by many companies in their due diligence processes related to conflict minerals.

As stated above, we increased our survey field to approximately 87% of our direct material expenditures (from 50% in 2013 and 80% in 2014). As we went deeper into our supply chain in 2014, our response rate decreased from over 50% to approximately 30%. Even though we went even deeper into our supply chain in 2015, our response rate increased from 30% in 2014 to 43% in 2015 as a result of our increased supplier engagement efforts described above. For those suppliers that did not respond, we made multiple follow-up inquiries to each supplier surveyed. We reviewed the responses against criteria developed to grade supplier responses and determine which suppliers required a follow-up inquiry. These criteria included untimely or incomplete responses as well as inconsistencies within the data reported.

4.    Carry Out Independent Third Party Audit of Supply Chain Due Diligence

As a downstream supplier, Terex does not have a direct relationship with 3TG smelters and refiners, and does not perform or direct audits of these entities within our supply chain. We did use the public information from the Conflict-Free Smelter Program to evaluate known smelters.

5.    Report Annually on Supply Chain Due Diligence

We report annually on our supply chain due diligence efforts by filing this Conflict Minerals Report with the Securities and Exchange Commission, which is also publicly available on our website at www.terex.com.

Section 4: Due Diligence Results

The Company has conducted a good faith reasonable country of origin inquiry and, although the Company has no reason to believe any of its suppliers have provided materials that contained 3TG from sources that may support conflict in the Democratic Republic of Congo or any adjoining country, at this time the Company is unable to determine the origin of all of the 3TG used in its products.

Section 5: Continuous Improvement Efforts to Mitigate Risk

As we have done over the past few years, we will look to engage more of our supply chain in 2016 than in 2015, with a goal of surveying over 90% of our direct material expenditures. We also plan to continue to engage the SME to assist us in further engaging with our supply chain in an effort to increase our response rate as we go deeper into our supply chain.

The Company has made statements in this Conflict Minerals Report that may constitute forward-looking statements about its plans to take additional actions or to implement additional policies or procedures with respect to its “reasonable country of origin inquiry” and due diligence to determine the origin of Conflict Minerals included in Company products. The Company undertakes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. The Company’s reporting obligations under the Dodd-Frank Act may change in the future, and its ability to implement certain processes may differ materially from those anticipated or implied in this report. Additionally, the Company relies on its direct material suppliers, which may be many steps removed from smelters or refiners of Conflict Minerals in supply chains, for information required to meet its reporting obligations. There can be no assurance that the information received from its direct suppliers will be complete and accurate or that when the Company receives such information, it will be able to make a determination as to whether the products manufactured contain Conflict Minerals originating in certain countries in support of armed groups operating in those countries.

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